May 3, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Lynn A. Schefsky
Senior Vice President and General Counsel
Crompton Corporation
199 Benson Road
Middlebury, CT 06749

Re: 	Crompton Corporation
Form S-4 filed April 5, 2005
Form 10-K for the fiscal year ended December 31, 2004
File Nos. 333-123857 and 001-15339

Dear Mr. Schefsky:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your filings in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-4 FILED APRIL 5, 2005

General

1. Please relocate the section entitled "Questions and Answers About the Merger" to follow the table of contents.
2. Please revise the disclosure throughout the prospectus regarding the $90 million to $100 million cost savings resulting from the proposed merger to reflect the fact that these savings will be phased in over a three year period and will only be 85% achieved by 2006. In this regard, we note the disclosure in your Rule 425 filing on March 9, 2005.

3. We note the disclosure in your Rule 425 filing on March 9, 2005 regarding Great Lakes` adjusted operating income, which is a non-GAAP financial measure. We also note the footnote referring investors to
Great Lakes` website for the reconciliation of this non-GAAP financial measure to the most comparable financial measure calculated in accordance with GAAP. Please disclose this non-GAAP financial measure in the prospectus along with the related disclosures required by Item 10(e) of Regulation S-K. In addition, it does not appear that the reconciliation referenced in the footnote appears on Great
Lakes` website.  Please advise.

4. We note from your Form 8-K filed April 26, 2005 that your Form
10-
Q for the quarter ended March 31, 2005 will present the Refined Products business as a discontinued operation. If your Form S-4 does not go effective prior to the date your Form 10-Q is due, paragraph
43 of SFAS 144 and Item 10(b)(2) of Form S-4 requires that all periods prior to the date you adopted a qualifying plan to discontinue this business be restated. As such, please restate your
December 31, 2004 historical financial statements and pro forma financial statements accordingly.

5. Please be advised that we may have additional comments on certain of your international operations that will follow by separate letter.

Risk Factors, page 13

6. Please add risk factor disclosure regarding the risks associated with each of the following matters:

* the material weaknesses in your internal control over financial reporting identified in your annual report on Form 10-K for the fiscal year ended December 31, 2004;

* the proposed merger not being treated as a reorganization for tax purposes; and

* the potential impact of regulatory approvals, including possible delays in closing the proposed merger, reductions in the benefits of the proposed merger to security holders if regulators impose conditions or restrictions on the combined company, or increases in transaction costs.
7. Please add risk factor disclosure regarding the risks associated with your business that have been previously disclosed in your other
Securities Act filings. In this regard, we note the risk factor disclosure in your Rule 424(b)(3) prospectus filed on January 25, 2005.

The combined company may not be able to integrate the operations..., page 13

8. After every merger, there are risks that the companies may not successfully integrate. Rather than describe this risk as it applies to all companies that merge, focus on disclosing the risks that are unique to your company and Great Lakes and how a failure to integrate these companies will negatively affect the combined company and its security holders. For example, consider discussing the problems associated with your previous merger, which is disclosed in your Rule
425 filing on March 10, 2005.  Please revise accordingly.

The market value of the consideration to great lakes stockholders at the...page 13

9. Please provide a cross reference to the section entitled
"Market
Prices of Crompton and Great Lakes Common Stock on Important
Dates"
on page 3 so that investors may assess the magnitude of the risk described under this subheading.

The merger may be dilutive to various financial measurements, page
13

10. Please disclose the actual risk to investors, namely that the dilution could cause the market price of the combined company`s common stock to decline.

The combined company expects to incur significant costs in connection..., page 14

11. It is not clear from the disclosure under this subheading why the costs of the proposed merger make this offering risky or speculative.
Please explain the risk to investors in greater detail.

The combined company`s credit ratings are expected to be below investment..., page 14

12. Please explain why the combined company`s credit rating is expected to be below investment grade. In addition, please explain why such a credit rating makes this offering risky or speculative. For example, will it affect the combined company`s ability to borrow funds or impact financial covenants?

Crompton and Great Lakes are, and the combined company will be, subject..., page 15

13. All companies with international operations are subject to the risks disclosed under this subheading. Rather than describe this risk as it applies to all companies with international operations, focus on disclosing the risks that are unique to the combined company and how these risks may negatively affect the combined company and its security holders. Please revise accordingly.

The results of operations of Crompton and Great Lakes are, and the combined..., page 16

14. Please provide specific examples of exchange rate fluctuations that have materially affected your company and/or Great Lakes so that investors may assess the magnitude of the risk described under this subheading.

Crompton has charter and other provisions that may make it difficult..., page 17

15. Please revise this risk factor to disclose the actual risk to an investor, namely that these anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of security holders.

The Merger, page 26

Background of the Merger, page 26

16. The disclosure throughout this section does not describe in sufficient detail Great Lakes` discussions regarding possible strategic alternatives with third parties and the reasons why these discussions were terminated. The disclosure should provide sufficient detail, including the terms of any proposed offers and why these offers were not deemed acceptable by Great Lakes, so that investors may understand the alternatives that Great Lakes considered and why Great Lakes considered them inferior to its proposed merger with your company. Please revise accordingly.

17. We note the disclosure in the first paragraph on page 26. Please disclose the information required by Item 1015(b)(3) of Regulation M-
A with respect to the selection of Merrill Lynch as Great Lakes` financial advisor. For example, did Great Lakes look at other potential financial advisors and, if so, why did Great Lakes choose
Merrill Lynch?

18. Please explain why you engaged two financial advisors to advise you in connection with the proposed merger.

19. We note the disclosure in the first sentence of the second paragraph on page 26. Please briefly describe the consulting firm`s report to Great Lakes` board of directors regarding the consumer products business. In addition, please expand the disclosure to discuss the considerations, if any, that Great Lakes` board of directors gave to strategic alternatives involving the consumer products business.
20. We note the disclosure in the sixth paragraph on page 26. Please disclose why Great Lakes entered into an exclusivity agreement at that time despite having recently met with representatives of your company and being in the process of identifying other potential buyers.

21. We note the disclosure in the second sentence of the fifth full paragraph on page 27. Please explain why Mr. Andrews did not believe your offer would be attractive to security holders.

22. We note the disclosure in the last paragraph on page 28.
Please
explain why Great Lakes believed that pursuing a transaction with your company was more attractive than the other strategic options at that time.

23. We note the disclosure regarding the proposed exchange ratio in the third and fourth full paragraphs on page 29. Please clarify whether and, if so, why the exchange ratio changed between February
15, 2005 and February 16, 2005. Please also clarify what relationship, if any, these exchange ratios had to the 52-week high price of Great Lakes common stock that the Great Lakes board desired.
In this regard, please also disclose, under "Recommendation of Great
Lakes Board . . .," if the board considered whether the exchange ratio would be likely to achieve its objective of obtaining a premium that is based on the 52-week high price of Great Lakes` common stock in approving and recommending the merger to stockholders.

24. We note the disclosure throughout this section regarding management`s belief that Great Lakes` board of directors would not accept a proposal that did not offer a meaningful premium to Great Lakes` security holders. Please expand the disclosure to discuss why
Great Lakes` board of directors ultimately accepted a proposal that does not appear to offer such a premium and in fact could decrease prior to closing.

25. Please clarify the negotiations regarding board representation.
In this regard, we note that the final agreement reflects an eleven member board of directors with five directors nominated by Great Lakes and six directors nominated by your company. However, the latest disclosure in this section regarding this issue, which is set forth in the third last and last paragraphs on page 29, does not reconcile to this final agreement. Please revise accordingly.

Recommendation of Crompton`s Board of Directors and Reasons for the
Merger, page 32

26. It appears that all convertible securities, including stock options and restricted share units, vest immediately upon the closing of the proposed merger. Please disclose whether the combined company intends to offer employment packages, equity awards and/or other incentives to Great Lakes employees upon the closing of the proposed merger to incentivize employees to remain with the combined company.

Opinions of Financial Advisors, page 36

27. Please supplementally provide to us copies of the information that the financial advisors provided to the boards of directors of your company and Great Lakes in connection with the proposed merger, including any "board books" and summaries of oral presentations. We may have additional comments upon review of these materials.

28. We note the disclosure regarding the financial forecasts and projections of your company and Great Lakes in the second bullet point on page 37, the third bullet point on page 45 and the second bullet point on page 52. Please disclose these financial forecasts and projections under an appropriately titled heading.

Opinion of Citigroup Global Markets, Inc. - Financial Advisor to
Crompton, page 36

29. We note the disclosure in the last sentence of the second paragraph of this section. Please delete this qualification as security holders are entitled to rely on this disclosure.

30. We note the disclosure in the last bullet point on page 37 that
Citigroup "conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion."
Please describe these other analyses and examinations that Citigroup performed and discuss the other information and financial, economic and market criteria that it took into account for the purposes of its fairness opinion, or otherwise delete this reference.

31. We note the disclosure in the first sentence of the first paragraph on page 44. Please disclose the aggregate amount of fees that Citigroup will receive in connection with the proposed merger.

32. We note the disclosure in the first sentence of the last paragraph of this section regarding your selection of Citigroup as your financial advisor. Please describe in greater detail the method of selection of your financial advisor. For example, did you look at other potential financial advisors and, if so, why did you choose Citigroup over them? See Item 1015(b)(3) of Regulation M-A.

33. We note the disclosure in the second paragraph on page 44.
Please disclose the amount of compensation that Citigroup received in connection with these services.

Opinion of Morgan Stanley & Co. Incorporated - Financial
Advisor...,
page 44

34. We note the disclosure in the second sentence of the first paragraph of this section regarding your selection of Morgan Stanley as your financial advisor. Please describe in greater detail the method of selection of your financial advisor. For example, did you look at other potential financial advisors and, if so, why did you choose Morgan Stanley over them? See Item 1015(b)(3) of Regulation
M-A.

35. We note the disclosure in the last bullet point on page 45 that
Morgan Stanley "performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate." Please describe these other analyses that Morgan Stanley performed and discuss the other information and factors that it took into account for the purposes of its fairness opinion, or otherwise delete this reference.

36. We note the disclosure in the first sentence of the second paragraph on page 52. Please disclose the aggregate amount of fees that Morgan Stanley will receive in connection with the proposed merger.

37. We note the disclosure in the first paragraph on page 52.
Please
identify the services Morgan Stanley provided to your company and Great Lakes during the past two years. In addition, please disclose the amount of compensation that Morgan Stanley received in connection with these services.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated -
Financial..., page 52

38. We note the disclosure in the last sentence of the second paragraph of this section. Please delete this qualification as security holders are entitled to rely on this disclosure.

39. We note the disclosure in the last bullet point on page 53 that
Merrill Lynch "reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions." Please describe these other financial studies and analyses that Merrill Lynch performed and discuss the other matters that it took into account for the purposes of its fairness opinion, or otherwise delete this reference.

40. We note the disclosure in the first sentence of the first full paragraph on page 61. Please disclose the aggregate amount of fees that Merrill Lynch will receive in connection with the proposed merger.

41. We note the disclosure in the first full paragraph on page 61 regarding services Merrill Lynch has provided in the past. Please identify the services Merrill Lynch provided to your company and Great Lakes during the past two years. In addition, please disclose the amount of compensation that Merrill Lynch received in connection with these services.

Change in Control Agreements, page 62

42. If it is currently contemplated that the employment of any of Great Lakes` executive officers will be terminated in connection with the merger on terms that would entitle the officer to the benefits of a change in control agreement, please disclose this and the aggregate amount of benefits that such officer is expected to receive. Please also clarify whether the change in control agreements will be triggered if an officer becomes an employee of Crompton following the merger instead of Great Lakes. In this regard, we note your disclosure under "Continuing Employment of Great Lakes Executive Officers" on page 65 that executive officers may become officers or employees of Crompton rather than Great Lakes.

Other Change in Control Payments, page 63

43. Please disclose the aggregate amount payable to each named executive officer and director under the supplemental retirement plan upon the closing of the proposed merger.

Non-Employees Directors` Deferred and Long-Term Compensation, page
64

44. Please disclose the aggregate amount payable to each director under the non-employees directors` deferred compensation plan upon closing of the proposed merger. In this regard, we note that each director appears to be entitled to payments attributable to deferred cash compensation and phantom units.

Rabbi Trust, page 64

45. Please disclose the aggregate amount of funds that Great Lakes expects to deposit in this trust.

The Merger Agreement, page 67

Conversion of Great Lakes Stock, Stock Options and Restricted
Share
Units, page 68

46. Please elaborate on the nature of the restrictions and forfeiture risks to which some shares of Great Lakes common stock are subject.
Please confirm supplementally that counsel`s opinion covers the legally issued, fully paid and non-assessable nature of these shares as well. We may have additional comments upon review of your response.

Conditions to the Merger, page 70

47. We note the disclosure in the last paragraph of this section.
Please disclose, if true, that your company and Great Lakes will re-solicit security holders if either company waives a material condition to the closing of the proposed merger.

Directors and Executive Officers of the Combined Company, page 82

48. Please ensure that each biography clearly provides the business experience of each director and executive officer for the past five years. In this regard, we note that the Mr. Wood`s biography does not appear to include information regarding his business experience between July 1997 and November 2000.

Executive Officers, page 84

49. Please clarify the dates during which the executive officers held the various positions listed in their business experience summaries.
For example, was Ms. Osar employed as senior vice president and chief financial officer of MeadWestvaco (and its predecessors) during the entire period between her employment with Tenneco, Inc. and your company? How long was Mr. Weiner employed by Exide Technologies? How long was Mr. Dunn the President of the North American Household
Products Division of Reckitt & Colman plc?

Material Federal Income Tax Considerations, page 86

50. Please delete the last sentence of the first paragraph on page
87
regarding the assumption that the proposed merger will be treated as a reorganization.

Description of Crompton Capital Stock, page 88

51. Please disclose the information required by Item 202(a)(2) of Regulation S-K. In this regard, we note the disclosure in the first two paragraphs of the first column on page 93.

52. Please disclose the information required by Item 202(a)(5) of Regulation S-K. In this regard, we note the disclosure in the last risk factor on page 17.

Rights Plan, page 90

53. We note the disclosure in the last sentence of this section.
Please clarify why the rights were not exercisable with respect to the proposed merger.
Comparison of the Rights of Crompton and Great Lakes Stockholders, page 91

54. Please remove the statement in the second paragraph of this section that the summary is qualified in its entirety by reference to the Delaware General Corporation Law and the parties` organizational documents. You may incorporate or qualify information inside the prospectus by reference to information outside the prospectus only where incorporation or the summary of a document is required. See Rule 411(a) of Regulation C.

Unaudited Pro Forma Combined Financial Information, page F-1

If your Form S-4 goes effective prior to the date your Form 10-Q is due, please address the following two comments in your pro forma financial statements:

55. We note that your security holders are to vote on the merger with
Great Lakes and not the proposed sale of your refined products. Please revise your pro forma combined financial statements such that pro forma columns are presented as follows:
* Crompton as Reported
* Refined Products
* Pro forma subtotal for the discontinued operation
* Great Lakes as Reported
* Pro forma adjustments for the merger
* Pro Forma Combined
Such presentation will allow security holders to understand the impact the proposed merger separate from the impact on the proposed
sale of your refined products business.   Refer to Instruction 6
to
Rule 11-02(b) of Regulation S-X for guidance.

56. Based on the disclosure provided in note (1), we note that you intend to present your refined products business as discontinued operations. You must therefore present your pro forma Combined Statements of Operations for the years ended December 31, 2003 and 2002 reflecting this proposed sale. Refer to Rule 11-02(c)(2)(ii) of
Regulation S-X to reflect the necessary restatement of your historical financial statements. We remind you however that the proposed merger should only be reflected in your Pro Forma Combined
Statements of Operations for the year ended December 31, 2004.

57. Please revise note 2 to identify each specific item and related amount being reclassified. Indicate whether the reclassification relates to the historical financial statements of your company or Great Lakes. In addition, provide for us supplementally your basis for any reclassification between operating and non operating income.
58. Please revise note 3 to provide the following additional information in accordance with SFAS 141:

* The nature of any pre-acquisition contingencies related to the acquisition and, if applicable, the magnitude of any potential accrual and range of reasonably possible losses.
* Based on the disclosure on page 8, it appears that you believe that
$1.1 billion of the aggregate consideration will be allocated to goodwill. Based on this current expectation, provide a description of the factors that contributed to this very significant portion of
the purchase price being allocated to goodwill.  Identify the nature
of the intangible assets you have currently identified. Address whether you have any preliminary information regarding the fair value of these assets.
* Disclose of the range of estimated pre-tax integration costs of
$90
- $100 million, as disclosed on page 14 of the prospectus.

59. Please revise note 6 and provide a discussion for pro forma adjustment 3(h) to provide security holders with additional information to support your adjustment to long term debt and the related impact to interest expense. Specifically, disclose the stated rate of Great Lakes debt and the interest rate you assumed in the $40 million fair value adjustment to long term debt. Also disclose the remaining period to maturity and indicate that such fair value adjustment is being amortized over the remaining period to
maturity using the interest method.   Additionally address for us
supplementally why the apparent premium you recorded results in an increase to your pro forma interest expense.

Annex C

60. Please re-file a signed version of Morgan Stanley`s opinion.

Annex D

61. We note that Merrill Lynch assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by Merrill Lynch. Please clarify how the agreement changed subsequent to review by Merrill Lynch and indicate whether the changes were material.

Item 21. Exhibits and Financial Statement Schedules, page II-1

62. Please file as promptly as possible all exhibits required by Item
601 of Regulation S-K, in particular Exhibits 8.1 and 8.2. These exhibits and any related disclosure are subject to review and you should allow a reasonable time for our review prior to requesting acceleration.
63. With respect to Exhibit 2.1, please disclose your agreement to furnish supplementally a copy of any omitted schedules or similar supplements to the Commission upon request. This agreement to furnish the staff with copies of omitted schedules or similar supplements may be included in the exhibit index to your registration statement. In addition, please revise Exhibit 2.1 to include a list briefly identifying the contents of all omitted schedules or similar supplements. See Item 601(b)(2) of Regulation S-K.

64. Please either revise Exhibit 4.1 to include a reference to the certificate of designation of your Series A junior participating preferred stock or list this certificate of designation as a separate exhibit.

Exhibit 5.1

65. We note that you have registered rights to purchase shares of your Series A junior participating preferred stock. Counsel must opine that these rights are a legal, binding obligation of the registrant and enforceable against the registrant. Please revise accordingly.

66. Counsel`s opinion defines the "Crompton Common Stock" upon which it opines as the shares into which shares of Great Lakes common stock that are "issued and outstanding at the effective time of the Merger" will convert. However, according to the notes to your fee table and disclosure on page 68, the registration statement also covers the Crompton shares into which 6,416,745 Great Lakes shares that are subject to options and stock plans will convert. Please revise the legality opinion so that it clearly covers all of the shares that are being registered on this registration statement.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

General

67. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable. In addition, please provide to us supplementally the proposed revisions that you will make in response to our comments.

Cover Page

68. We note the disclosure regarding the market value of the voting stock held by non-affiliates of your company. This calculation must be made as of the last business day of your company`s most recently completed second fiscal quarter. Please revise accordingly.

Part I
Item 1. Business, page 2
Sources of Raw Materials, page 8

69. We note the disclosure in the last sentence of the first paragraph of this section. Please clarify whether you are dependent on this supplier or if these raw materials are readily available from other sources.

Intellectual Property and Licenses, page 8

70. Please disclose when your material patents or other intellectual property rights expire or terminate. In addition, please expand the disclosure to discuss the products you license. In this regard, we note the disclosure in the last sentence of the first paragraph in the section entitled "Crop Protection" on page 7.

Competitive Conditions, page 9

71. Please revise to balance by disclosing your competition`s advantages over you and discussing how this affects your competitive position within your industries.

Item 3. Legal Proceedings, page 13

Environmental Liabilities - Laurel Park, page 13

72. Please disclose your aggregate liability with respect to this site. In addition, please clarify whether this liability includes amounts relating to operation and maintenance activities at this site.

73. We note the disclosure in the first sentence of the second paragraph of this section. Please disclose the aggregate amount of your recoveries, exclusive of the recovery discussed in this paragraph.

Environmental Liabilities - Petrolia, page 14

74. Please disclose the name of the court in which the proceedings are pending and the relief sought, including the amount of damages and the portion of these damages for you which may be liable.

Antitrust Investigations and Related Matters, page 15

Civil Lawsuits - ParaTec Elastomers Cross-Claims, page 16

75. Please disclose the amount of damages ParaTec Elastomers is seeking.
Item 5. Market For Registrant`s Common Equity..., page 25

76. Please disclose the information regarding the number of holders of your common stock as of the most recent practicable date. See
Item 201(b) of Regulation S-K.

Item 9A. Controls and Procedures, page 103

77. Please describe in greater detail the nature of the material weakness identified in your disclosure and the specific steps you have taken to remediate this material weakness. In addition, please clarify whether or not KPMG LLP confirmed these steps. Finally, please disclose when the material weakness was identified, the impact on the financial statements, the period to which the errors relate, and the period for which the errors were corrected.

*	*	*	*
      Please respond to these comments by filing an amendment to your registration statement and complying in future periodic reports. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on
EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the pending registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the
Exchange Act as they relate to the proposed public offering of the securities specified in the pending registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 942-1835 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, the undersigned at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

Cc:	Mr. Jeffrey M. Lipshaw
Great Lakes Chemical Corporation
9025 North River Road, Suite 400
Indianapolis, IN 46240

Mr. Scott J. Davis
Mr. James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, IL 60603-3441

Mr. Thomas A. Roberts
Mr. R. Jay Tabor
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
??

??

??

??

Mr. Lynn A. Schefsky
May 3, 2005
Page 1 of 16




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE